                                                                      EXHIBIT 19

TO OUR STOCKHOLDERS

It is a pleasure to report our progress during our latest quarter.

         For the quarter that ended on September 30, 2000, Popular, Inc.'s net income had an increase of $7.1 million or 11.0% over the amount reported for the same quarter of 1999. For this third quarter of 2000, Popular, Inc.'s net income amounted to $71.3 million. For the same quarter of 1999, the Corporation's net income had amounted to $64.2 million.

         On a per share basis, our net income grew to $0.51 in the third quarter of 2000 from $0.46 for the same period in 1999. The results for the third quarter of 2000 represented an annualized return on assets (ROA) of 1.05% and a return on common equity (ROE) of 15.24%. While for the same quarter in 1999, these profitability ratios were 1.06% and 15.23%, respectively, compared with 1.01% and 14.43%, for the second quarter of 2000.

         For the nine-month period ended September 30, 2000, the Corporation's net income amounted to $200.6 million or $1.43 per common share, while the ROA and ROE were 1.02% and 14.75%, respectively. These figures compare with a net income of $191.9 million, or $1.37 per common share, and a ROA of 1.09 % and a ROE of 15.59% for the same period in 1999.

         This growth in earnings of $7.1 million over the third quarter of 1999 was led by a rise of $10.1 million in net interest income, together with an increase of $23.7 million in other income. These improvements were partially offset by an increase of $12.6 million in the provision for loan losses, $6.2 million in operating expenses and $6.8 million in income tax expense.

         Our net interest income for the quarter that ended September 30, 2000 rose to $248.9 million from $238.8 million for the same period last year. This growth in net interest income was fueled by an increase of $3.0 billion in average earning assets, principally a $2.2 billion growth in loans, partially offset by a decrease in the net interest yield. For the third quarter of 2000, the net interest yield, on a taxable equivalent basis, was 4.16%, compared with 4.59% for the same period last year. The reduction in the net interest yield was driven by an increase in the cost of interest bearing liabilities, as a result of a higher interest rate scenario coupled with an increase in the proportion of short-term borrowings to total interest bearing liabilities. This unfavorable variance was partially tempered by a higher yield on earning assets, particularly commercial loans, money market and investment securities. For the second quarter of 2000, the net interest yield on a taxable equivalent basis was 4.30%.

         For the third quarter of 2000, the provision for loan losses rose to $49.7 million, compared with $37.1 million for the third quarter of 1999, driven by the growth in the loan portfolio as well as the rise in non-performing assets and net charge-offs. Net charge-offs for the third quarter of 2000 were $42.5 million or 1.04% of average loans, compared with $31.6 million or 0.89% for the same period in 1999. Net charge-offs for the second quarter of 2000 were $38.1 million or 0.97% of average loans. The increase in net charge-offs was primarily experienced in the commercial loan portfolio.

         Other operating income, excluding securities and trading transactions, for the third quarter of 2000 grew 23.5% to $120.6 million compared with $97.7 million for the same period in 1999. Categories such as processing fees, credit card fees and discounts, debit card fees, service charges on deposit accounts and other income all reflected an increase, mainly as a result of continued business growth as well as the electronic payment expansion and the implementation of new charges in deposit and credit card accounts. Moreover, insurance fees also grew reflecting the operations of Popular Insurance that began in July 1, 2000. The rise in other income resulted from the sale of the credit card operations in the U.S. mainland and our equity investment in Banco Fiduciario, in the Dominican Republic.

         Our operating expenses amounted to $220.9 million for the third quarter of 2000, compared with $214.7 million for the third quarter of 1999. The rise in operating expenses was mainly attributed to an increase in equipment, net occupancy and other operating expenses. The increase in equipment expenses, led by depreciation of software packages, reflected the continued investment in technology. In addition, net occupancy expenses rose largely reflecting increased operating costs resulting from business expansion. Moreover, higher interchange expenses related to the growing volume of credit card transactions drove the rise in other operating expenses.

         Income tax expense rose to $27.7 million for the third quarter of 2000 from $20.9 million for the same period in 1999 primarily as a result of higher pre-tax earnings. The effective tax rate for the third quarter of 2000 was 27.9% compared with 24.9% for the same period in 1999.

         Popular, Inc.'s total assets grew to $27.2 billion at September 30, 2000, compared with $24.3 billion at the same date in 1999 and $26.5 billion as of June 30, 2000. Loans rose 15.2%, from $14.1 billion at September 30, 1999, to $16.2 billion at September 30, 2000. The mortgage and commercial loan portfolios both reflected an increase of $1.1 billion and $854 million, respectively. At June 30, 2000, loans amounted to $15.8 billion.

         At September 30, 2000, the allowance for loan losses was $295 million or 1.82% of loans compared with $288 million or 2.05% and $306 million or 1.94% at September 30, 1999 and June 30, 2000, respectively. Non-performing assets amounted to $344 million at September 30, 2000, compared with $333 million at the same date last year and $380 million at the end of the second quarter of 2000.

         Our deposits grew to $14.6 billion at September 30, 2000, from $13.8 billion a year earlier and $14.5 billion at June 30, 2000. Deposit growth during the period was primarily in time deposits. The moderate growth in deposits since the second quarter of 2000 was also impacted by the sale of Banco Fiduciario, which had $293 million in total deposits at June 30, 2000. Borrowings were $10.4 billion at the end of the third quarter of 2000, compared with $8.4 billion a year earlier and $9.8 billion at June 30, 2000.

         As a stockholder your equity as of September 30, 2000, was $1.84 billion, up $158 million or 9.4% from $1.68 billion at the same date a year earlier. Included in stockholders' equity at the end of the third quarter of 2000 was $100 million in unrealized losses on securities available-for-sale, net of tax, compared with $83 million last year. At June 30, 2000, stockholders' equity amounted to $1.74 billion, including $150 million in unrealized losses on securities available-for-sale, net of tax.

         The Corporation's stock market value per common share was $27.06 at the end of the quarter, compared with $19.06 at June 30, 2000 and $27.75 at September 30, 1999. At the end of the third quarter of 2000, the Corporation had a market capitalization of $3.7 billion and a book value per share of $12.77.


As part of a merger agreement between Banco Fiduciario (BF) and another local financial institution in the Dominican Republic, the Corporation sold its ownership in BF on August 23, 2000. The Corporation retained an option to acquire a minority interest in the merged financial institution. In addition, the Corporation sold its credit card operations in the United States effective August 21, 2000, to Metris Companies, Inc. This signed agreement enables the Corporation to continue offering credit cards, particularly in the Hispanic market.


/s/ Richard L. Carrion
Chairman
President
Chief Executive Officer

FINANCIAL HIGHLIGHTS

                                                           At September 30,                     Average for the nine months
BALANCE SHEET HIGHLIGHTS                           2000          1999         Change         2000          1999         Change
---------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Money market investments                        $   879,651   $   837,600   $    42,051   $   932,578   $   683,173   $   249,405
Investment and trading securities                 8,520,136     7,587,577       932,559     7,945,071     7,612,418       332,653
Loans                                            16,237,687    14,097,081     2,140,606    15,674,947    13,674,777     2,000,170
Total assets                                     27,230,263    24,275,583     2,954,680    26,240,525    23,493,991     2,746,534
Deposits                                         14,557,878    13,770,048       787,830    14,447,585    13,732,917       714,668
Borrowings                                       10,390,202     8,386,463     2,003,739     9,434,291     7,597,218     1,837,073
Stockholders' equity                              1,835,734     1,677,322       158,412     1,859,882     1,691,540       168,342
---------------------------------------------------------------------------------------------------------------------------------

                                                             Third quarter                             Nine months
OPERATING HIGHLIGHTS                               2000          1999         Change         2000          1999         Change
---------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share information)

Net interest income                             $   248,856   $   238,792   $    10,064   $   737,012   $   713,881   $    23,131
Provision for loan losses                            49,666        37,080        12,586       148,398       109,482        38,916
Fees and other income                               120,726        97,023        23,703       345,737       271,007        74,730
Other expenses, net of minority interest            248,624       234,525        14,099       733,747       683,555        50,192
Net income                                      $    71,292   $    64,210   $     7,082   $   200,604   $   191,851   $     8,753
Net income applicable to common stock           $    69,205   $    62,123   $     7,082   $   194,342   $   185,589   $     8,753
Earnings per common share                              0.51          0.46          0.05          1.43          1.37          0.06
---------------------------------------------------------------------------------------------------------------------------------

                                                            Third quarter                          Nine months
SELECTED STATISTICAL INFORMATION                          2000       1999                        2000      1999
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Market price
    High                                               $27.06           $31.00           $27.06           $37.88
    Low                                                 19.63            25.81            18.63            25.81
    End                                                 27.06            27.75            27.06            27.75
Book value at period end                                12.77            11.62            12.77            11.62
Dividends declared                                       0.16             0.16             0.48             0.44
Dividend payout ratio                                   31.42%           30.48%           33.54%           30.67%
Price/earnings ratio                                    14.24X           15.33x           14.24X           15.33x
---------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
Return on assets                                         1.05%            1.06%            1.02%            1.09%
Return on common equity                                 15.24            15.23            14.75            15.59
Net interest spread (taxable equivalent)                 3.33             3.80             3.41             3.84
Net interest yield (taxable equivalent)                  4.16             4.59             4.25             4.65
Effective tax rate                                      27.94            24.86            25.45            25.09
Overhead ratio                                          40.26            49.28            43.56            49.14
Efficiency ratio                                        61.29            63.81            62.99            63.09
---------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS
Equity to assets                                         6.99%            7.12%            7.09%            7.20%
Tangible equity to assets                                5.99             6.01             6.02             6.11
Equity to loans                                         11.69            12.15            11.87            12.37
Internal capital generation                              9.95             9.40             9.26             9.93
Tier I capital to risk-adjusted assets                  10.29            10.32            10.29            10.32
Total capital to risk-adjusted assets                   12.33            12.49            12.33            12.49
Leverage ratio                                           6.29             6.36             6.29             6.36
---------------------------------------------------------------------------------------------------------------------------------
CREDIT QUALITY RATIOS
Allowance for losses to loans                            1.82%            2.05%            1.82%            2.05%
Allowance to non-performing assets                      85.85            86.56            85.85            86.56
Allowance to non-performing loans                       91.57            94.48            91.57            94.48
Non-performing assets to loans                           2.12             2.36             2.12             2.36
Non-performing assets to total assets                    1.26             1.37             1.26             1.37
Net charge-offs to average loans                         1.04             0.89             1.10             0.86
Provision to net charge-offs                             1.17X            1.17x            1.15X            1.23x
Net charge-offs earnings coverage                        3.49             3.83             3.22             4.09

ADDITIONAL INFORMATION
BOARD OF DIRECTORS
Richard L. Carrion, Chairman
Antonio Luis Ferre, Vice Chairman **
Juan A. Albors Hernandez *
Alfonso F. Ballester *
Jose A. Bechara Bravo *
Salustiano Alvarez Mendez*
Juan J. Bermudez
Francisco J. Carreras
Jose B. Carrion Jr. *
David H. Chafey Jr.
Maria Luisa Ferre *
Hector R. Gonzalez
Jorge A. Junquera Diez **
Manuel Morales Jr.
Alberto M. Paracchini
Francisco M. Rexach Jr.
J. Adalberto Roig Jr. *
Felix J. Serralles Nevares
Julio E. Vizcarrondo Jr.
   Samuel T. Cespedes, Secretary
    * Director of Banco Popular de Puerto Rico only
   ** Director of Popular, Inc. only

EXECUTIVE OFFICERS

Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
David H. Chafey Jr., Senior Executive Vice President
Jorge A. Junquera Diez, Senior Executive Vice President
Maria Isabel P. de Burckhart, Executive Vice President
Roberto R. Herencia, Executive Vice President
Larry B. Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President
Carlos J. Vazquez, Executive Vice President

SHAREHOLDER INFORMATION

SHAREHOLDER ASSISTANCE: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:
     Banco Popular de Puerto Rico
     Popular Center Building - 4th Floor
     Trust Division (725)
     209 Munoz Rivera Ave.
     Hato Rey, Puerto Rico 00918

PUBLICATIONS: For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at (787) 765-9800 ext. 6101, or VISIT OUR WEB SITE AT HTTP://WWW.POPULARINC.COM.

DIVIDEND REINVESTMENT PLAN: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

- Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.

- Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.

-        No brokerage commissions are charged on purchases under this plan.

- Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.

If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637, 5525 and 5897.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                                         September 30,
Dollars in thousands                                                                               2000                  1999
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                                                     $    573,396          $    719,681
---------------------------------------------------------------------------------------------------------------------------------
   Money market investments:
    Federal funds sold and securities purchased
      under agreements to resell                                                                    868,513               789,592
    Time deposits with other banks                                                                   10,638                47,501
    Bankers' acceptances                                                                                500                   507
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    879,651               837,600
---------------------------------------------------------------------------------------------------------------------------------
   Investment securities available-for-sale, at market value                                      7,979,951             6,938,363
   Investment securities held-to-maturity, at amortized cost                                        376,540               311,914
   Trading account securities, at market value                                                      163,645               337,300
   Loans held-for-sale, at lower of cost or market                                                  688,226               526,263
---------------------------------------------------------------------------------------------------------------------------------
   Loans                                                                                         15,902,964            13,945,910
      Less - Unearned income                                                                        353,503               375,092
           Allowance for loan losses                                                                295,177               288,382
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 15,254,284            13,282,436
---------------------------------------------------------------------------------------------------------------------------------
   Premises and equipment                                                                           401,975               442,162
   Other real estate                                                                                 21,494                27,926
   Customers' liabilities on acceptances                                                              1,904                10,488
   Accrued income receivable                                                                        200,638               159,415
   Other assets                                                                                     401,123               371,268
   Intangible assets                                                                                287,436               310,767
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 27,230,263          $ 24,275,583
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits:
    Non-interest bearing                                                                       $  2,945,057          $  2,994,189
    Interest bearing                                                                             11,612,821            10,775,859
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 14,557,878            13,770,048
   Federal funds purchased and securities sold under agreements to repurchase                     5,236,644             4,157,275
   Other short-term borrowings                                                                    3,444,129             2,294,827
   Notes payable                                                                                  1,434,429             1,659,361
   Acceptances outstanding                                                                            1,904                10,488
Other liabilities                                                                                   443,707               407,981
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 25,118,691            22,299,980
---------------------------------------------------------------------------------------------------------------------------------
   Subordinated notes                                                                               125,000               125,000
---------------------------------------------------------------------------------------------------------------------------------
   Preferred beneficial interest in Popular North America's junior subordinated
    deferrable interest debentures guaranteed by the Corporation                                    150,000               150,000
---------------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                                          838                23,281
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock                                                                                  100,000               100,000
   Common stock                                                                                     829,729               827,045
   Surplus                                                                                          249,238               237,892
   Retained earnings                                                                                823,418               656,407
   Treasury stock, at cost                                                                          (66,214)              (60,151)
   Accumulated other comprehensive loss, net of deferred taxes                                     (100,437)              (83,871)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,835,734             1,677,322
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 27,230,263          $ 24,275,583
=================================================================================================================================

CONSOLIDATED STATEMENTS OF INCOME

                                                                    Quarter ended                   Nine months ended
                                                                    September 30,                     September 30,
Dollars in thousands, except per share information              2000             1999             2000             1999
---------------------------------------------------------------------------------------------------------------------------

Interest Income:
   Loans                                                     $   414,677      $   349,295      $ 1,183,634      $ 1,011,067
   Money market investments                                       18,187            8,272           45,743           23,705
   Investment securities                                         125,109          105,736          351,863          316,581
   Trading account securities                                      3,201            5,229           10,509           14,775
---------------------------------------------------------------------------------------------------------------------------
                                                                 561,174          468,532        1,591,749        1,366,128
---------------------------------------------------------------------------------------------------------------------------
Interest Expense:
   Deposits                                                      140,811          113,303          392,684          334,273
   Short-term borrowings                                         139,757           84,071          356,266          226,584
   Long-term debt                                                 31,750           32,366          105,787           91,390
---------------------------------------------------------------------------------------------------------------------------
                                                                 312,318          229,740          854,737          652,247
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                              248,856          238,792          737,012          713,881
Provision for loan losses                                         49,666           37,080          148,398          109,482
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses              199,190          201,712          588,614          604,399
Service charges on deposit accounts                               32,558           29,935           93,612           87,915
Other service fees                                                58,181           44,374          160,989          121,974
Gain on sale of securities                                           147               39           13,740              775
Trading account profit (loss)                                        (50)            (698)           1,460           (1,561)
Other operating income                                            29,890           23,373           75,936           61,904
---------------------------------------------------------------------------------------------------------------------------
                                                                 319,916          298,735          934,351          875,406
---------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
Personnel costs:
   Salaries                                                       78,104           75,153          233,999          215,294
   Profit sharing                                                  5,197            5,485           14,897           17,888
   Pension and other benefits                                     17,078           18,752           52,918           56,883
---------------------------------------------------------------------------------------------------------------------------
                                                                 100,379           99,390          301,814          290,065
Net occupancy expenses                                            17,610           15,469           50,346           44,442
Equipment expenses                                                25,294           22,908           73,807           65,199
Other taxes                                                        8,507            8,717           25,423           24,923
Professional fees                                                 16,290           17,090           50,794           49,758
Communications                                                    11,661           10,831           34,497           32,240
Business promotion                                                 9,694           11,916           36,353           35,125
Printing and supplies                                              5,351            5,321           15,836           15,139
Other operating expenses                                          17,289           14,949           51,952           41,602
Amortization of intangibles                                        8,829            8,113           25,958           23,319
---------------------------------------------------------------------------------------------------------------------------
                                                                 220,904          214,704          666,780          621,812
---------------------------------------------------------------------------------------------------------------------------
Income before income tax and minority interest                    99,012           84,031          267,571          253,594
Income tax                                                        27,662           20,887           68,103           63,623
Net loss (gain) of minority interest                                  58           (1,066)          (1,136)          (1,880)
---------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                   $    71,292      $    64,210      $   200,604      $   191,851
---------------------------------------------------------------------------------------------------------------------------

NET INCOME APPLICABLE TO COMMON STOCK                        $    69,205      $    62,123      $   194,342      $   185,589
---------------------------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE (BASIC AND DILUTED)                $      0.51      $      0.46      $      1.43      $      1.37
---------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES
CENTRAL OFFICE

  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

BANCO POPULAR DE PUERTO RICO

  Puerto Rico Office
  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800
  Virgin Islands Office
  193 Estate Altona & Welgunst
  St. Thomas, Virgin Islands 00802
  Telephone: (340) 693-2777

BANCO POPULAR NORTH AMERICA

  4000 West North Avenue
  Chicago, Illinois 60639
  Telephone: (773) 772-8600

BANCO POPULAR, NATIONAL ASSOCIATION

  5551 Vanguard Street
  Suite 100
  Orlando, Florida 32819
  Telephone: (407) 370-7482

ATH COSTA RICA / CREST, S.A.

  Costado Este del Banco Central
  Calle 2 Entre Ave. Central y Primera
  San Jose Centro, Costa Rica
  Telephone: (011) 506-257-4112

GM GROUP, INC.

  1590 Ponce de Leon Avenue
  San Juan, Puerto Rico 00926
  Telephone: (787) 751-4343

EQUITY ONE, INC.

  Marlton Crossing Office Park
  400 Lippincott Drive
  Marlton, New Jersey 08053
  Telephone: (856) 396-2600

POPULAR MORTGAGE, INC.

  268 Ponce de Leon Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 753-0245

LEVITT MORTGAGE

  Galeria San Patricio
  B-5 Tabonuco St.
  Suite 207
  Guaynabo, Puerto Rico 00968
  Telephone: (787) 749-8787

POPULAR LEASING & RENTAL, INC.

  M-1046 Federico Costa St.
  Tres Monjitas Industrial
    Development
  San Juan, Puerto Rico 00903
  Telephone: (787) 751-4848

POPULAR LEASING, USA

  16296 Westwood
  Business Parkdrive
  Ellisville, Missouri 63021
  Telephone: (609) 273-1119

POPULAR FINANCE, INC.

  10 Salud Street
  El Senorial Condominium
  Suite 613
  Ponce, Puerto Rico 00731
  Telephone: (787) 844-2860

POPULAR CASH EXPRESS, INC.

  6200 North Hiawatha
  Suite 200
  Chicago, Illinois 60646
  Telephone: (773) 205-8300

POPULAR SECURITIES, INC.

  Popular Center
  209 Munoz Rivera Avenue
  Suite 1020
  San Juan, Puerto Rico 00918
  Telephone: (787) 766-4200

POPULAR INSURANCE, INC.

  270 Munoz Rivera Avenue
  McConnell Bldg. 6th Floor
  Hato Rey, Puerto Rico 00918
  Telephone: (787) 759-0080